EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30
	2013	2012
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Net income from continuing operations	$233	$908
Interest and other charges, before reduction for amounts capitalized and deferred	771	750
Provision for income taxes	129	650
Interest element of rentals charged to income (1)	72	105
Earnings as defined	$1,205	$2,413

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$771	$750
Interest element of rentals charged to income (1)	72	105
Fixed charges as defined	$843	$855

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.43	2.82

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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